FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.  20549



          REPORT OF FOREIGN ISSUER


          Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




          For October 20, 1997
              October 30, 1997 and
              December 3, 1997




          NAM TAI ELECTRONICS, INC.
          (Registrant's name in English)




            Unit 9, 15/F, Tower 1
            China Hong Kong City, 33 Canton Road
            TST, Kowloon, Hong Kong


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com


          NAM TAI ELECTRONICS, INC. ANNOUNCES
     ANTICIPATED EFFECTIVE DATE OF RIGHTS OFFERING

VANCOUVER, CANADA October 20, 1997 -- Nam Tai Electronics, Inc. ("Nam
Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced that the Rights it is distributing to shareholders pursuant to its previously announced rights offering will be distributed following regulatory clearance, which is expected to occur before the end of October 1997. The Rights will expire between 20 to 30 days thereafter. Pricing of the Subscription Price of the Units that will be issuable upon the exercise of the Rights will occur at approximately the same time that the Securities and Exchange Commission declares such Registration Statement effective.

On September 23, 1997, the Company announced that it had filed a Registration Statement with the United States Securities and Exchange Commission related to a proposed Rights Offering, pursuant to which the Company will distribute nontransferable Rights to purchase from the Company a total of 3,000,000 Units. Each Unit will consist of one Common Share and one Redeemable Common Share Purchase Warrant and each Nam Tai shareholder will receive one Right for each three Common Shares held on the record date. On October 2, 1997, the Company announced October 10, 1997 as the record date. Any units not purchased upon exercise of the Rights distributed in the Rights Offering will be purchased by a group of standby underwriters for whom Joseph Charles & Associates, Inc. is acting as the managing underwriter.

A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This announcement shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

The name and address of the person or persons from whom a written Prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained is:

          Joseph Charles & Associates, Inc.
          Syndicate Department
          9701 Wilshire Blvd., Suite 900
          Beverly Hills, CA 90212
          (310) 278-4950


Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit
("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display
("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                         -end-

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

          NAM TAI ELECTRONICS, INC. ANNOUNCES
            EFFECTIVENESS OF RIGHTS OFFERING

VANCOUVER, CANADA October 30, 1997 -- Nam Tai Electronics, Inc. ("Nam
Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced that the United States Securities and Exchange Commission has declared its Registration Statement relating to its Rights and Standby Offerings effective. Pursuant to the Rights Offering, Nam Tai is distributing to its shareholders rights ("Rights") to purchase up to 3,000,000 Units, each Unit consisting of one Common Share and one three-year Warrant to purchase one Common Share at an exercise price of $20.40 per share. Each Nam Tai shareholder will receive one Right for each three Common Shares of Nam Tai held of record on October 10, 1997. Each Right entitles the holder to purchase one Unit of Nam Tai at a Subscription Price of $17.00 per Unit. The Rights will expire at 9:00 a.m., Pacific time on November 24, 1997 (the Expiration Date"). Any Units of Nam Tai not purchased upon exercise of the Rights will be purchased by a group of Standby Underwriters and then offered to the public.

Joseph Charles & Associates, Inc. is acting as the managing underwriter. The Common Shares and Warrants included in the Units will trade separately immediately following their issuance. The Common Shares will continue to be traded on The Nasdaq National Market under the symbol NTAIF. The Warrants will begin trading on The Nasdaq National Market under the symbol NTAWF following the Expiration Date.

The name and address of the person or persons from whom a written Prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained is:

          Joseph Charles & Associates, Inc.
          Syndicate Department
          9701 Wilshire Blvd., 9th Floor
          Beverly Hills, CA 90212
          Tel:  (310) 278-4950      Fax: (310) 859-2877
          e-mail: JCACorpFin@aol.com

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit
("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits
("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                         -end-

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com


          NAM TAI ELECTRONICS, INC. ANNOUNCES
          CLOSING OF RIGHTS AND STANDBY OFFERING

VANCOUVER, CANADA December 3, 1997 -- Nam Tai Electronics, Inc. ("Nam
Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF) today announced the successful completion of the Company's Rights and Standby Offering. In the Rights and Standby Offering the Company sold a total of 3,000,000 Units, each consisting of one Common Share and one Common Share Purchase Warrant. The net proceeds to the Company are estimated to be approximately $47,700,000 after deducting the Standby Underwriter Fees and expenses and other offering expenses of the Company from the sale of 2,270,788 Units in the Rights Offering at the Subscription Price of $17.00 per Unit and 729,212 Units in the Standby Offering at the price of $16.75 per Unit to the Standby Underwriters. Joseph Charles & Associates, Inc. acted as the Managing Underwriter. Valid exercises by shareholders of 2,270,788 Units under the Basic Subscription Right and Oversubscription Privilege accounted for approximately 76% of the Offerings.

M.K. Koo, Chairman of Nam Tai, together with Tadao Murakami, CEO of Nam Tai, validly exercised their Rights in full, including their 40% Oversubscription Privilege, purchasing a combined total of 1,124,064 Units.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The
Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                         -end-


The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                       For and on behalf of
                                       Nam Tai Electronics, Inc.


                                       ______________________
                                       M.K. Koo, Chairman

Date: December 12, 1997